Exhibit 99.4

       Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of Lithium Americas Corp. of our report dated March 28, 2018 relating to the consolidated financial statements, which appears in the Exhibit incorporated by reference in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-222595) of Lithium Americas Corp. of our report dated March 28, 2018 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 28, 2018